Pricing Supplement No. 2006-1 Dated February 27, 2006	Rule 424(b)(3)
(To Prospectus dated March 24, 2005)	File No. 333-118974

GENERAL ELECTRIC CAPITAL CORPORATION

Interest Plus Notes - Floating Rate
Interest Rate:	Under		$15,000 to		Over
	$15,000		$49,999		$50,000
	Rate	Yield	Rate	Yield	Rate	Yield
	4.15%	4.23%	4.40%	4.49%	4.65%	4.75%

Initial Investment Incentive:	An additional $25 if automatic deduction from a GE employee payroll, GE pension check or MCI, Inc. employee payroll is authorized within the first 30 days after an investment account is opened.

Effective Dates:

February 27, 2006 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available by calling 800-433-4480, 24 hours a day, seven days a week.

GE Capital Markets, Inc., formerly known as GECC Capital Markets Group, Inc.

THE GE INTEREST PLUS NOTES

How to Invest

To invest in the Notes, complete an application and enclose a check for your initial investment (or, if applicable, a GE payroll deduction card). Cash, money orders, travelers checks, starter checks, cashiers checks, credit card checks, foreign checks and third party checks are not acceptable. Currently, the minimum initial investment is $500, or $250 if you enroll in the "Auto Invest" service. If the principal amount of your Notes falls below these minimum investment levels, we reserve the right to redeem your Notes and return the proceeds to you, or deduct a monthly maintenance fee from the principal amount of your Notes.

How To Redeem

QUICK REDEMPTION. If you indicated on your application, or by subsequent written request, that you wish to participate in the "Quick Redemption" service, you may instruct the Servicing Agent, through the automated telephone line or through our Account Access website, to redeem your GE Interest Plus notes (minimum of $25, maximum of $50,000) and have the proceeds transferred to your pre-designated bank checking account through an electronic automated clearinghouse (ACH) transfer. To use this option you must have provided us with a voided blank check to verify your checking account. After you enter your Quick Redemption transaction into our automated phone system or Account Access website, you will be provided with the date that the redemption proceeds will be transferred. Interest on your Notes will accrue to, but not including, the business day on which the redemption proceeds are transferred.

GE Interest Plus Committee

The GE Interest Plus Committee consists of officers of GE Capital designated by our Board of Directors. The Committee has the full power and authority to amend procedures and options for investing in and redeeming the Notes as described under "Termination, Suspension, or Modification." in the Prospectus. The Committee may also interpret applicable provisions, adopt rules and regulations and make certain determinations regarding the Notes. The members of the Committee are our Senior Vice President, Corporate Treasury and Global Funding Operation and two of our Vice Presidents and Assistant Treasurers.

Alternate members of the Committee may also serve from time to time. Members of the Committee receive no additional compensation for Committee services.